EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

July 20, 2015	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO SAMPLE RESULTS CONFIRM NEW MINERALIZATION ON LEVELS 3 TO 7 AT SAN GONZALO MINE

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE – MKT, GV6: FSE, "Avino" or "the Company") today announces further sampling results from development of levels three through seven of the San Gonzalo Mine located on the Avino property, 80 km northeast of Durango, Mexico.

As shown in the tables below, drift development on mine levels 3 through 7 has identified new mineralization of similar widths, metal content and quality to that currently being mined.

 "We are pleased to report that these results confirm the continuity of new mineralization on strike both to the east and west of the existing mine workings. The areas outlined in this release are outside of the zones defined in the 2013 Technical Report on the Avino Property and are considered new. We plan to continue exploration and advancement on strike in both directions. The discovery of the new zones outlined in this release can be attributed to exploration drifting on level 5, we are re-examining the continuity of this mineralization on levels 3, 4, 6 and 6.5 by driving exploratory raises to determine if the results from the drift on level 5 to the east remains consistent on these levels as well. I would like to thank our team in Mexico for making our operations a continued success."

- David Wolfin, CEO & President, Avino Silver & Gold Mines Ltd.

On each level Avino has taken continuous 1.5 m spaced lines of back samples along the San Gonzalo vein systems. Avino's operating experience, since production commenced October 2012, has been approximately 70 to 75% of the veins are of sufficient grade and width to be mined and processed. We show the complete sampling results on levels 3 through 7 sampling plans on Avinos website. In this News Release, in the interest of brevity, only higher-grade areas are reported. In addition, the San Gonzalo long-section shows blocks of ground, which will be mined and processed. To view the map, please click here or visit our website www.avino.com

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San Gonzalo Level 3 Back Sampling Results

The third level has been developed a further 113 metres to the Southeast. These new areas are beyond the area mined to date. (For more info please click here or visit Avino's website to view a level 3 sampling map).

Results to date from the back-sampling program are as follows:

	Southeast of Crosscut
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
4.23	Vein	1.16	0.386	335	0.07	0.14
	Drift	2.38	0.253	173	0.05	0.12
26.93	Vein	1.69	1.087	646	0.32	0.55
	Drift	2.58	0.737	429	0.23	0.42
27.33	Vein	1.63	0.776	295	0.26	0.54
	Drift	2.79	0.515	183	0.20	0.44

Sampling lengths along the vein are contiguous as shown on the sample plan map available on Avino's website.

San Gonzalo Level 4 (Back Sampling) Results

The fourth level has been further developed 201 metres to the Southeast. These new areas are beyond the area mined to date. (For more info please click here or visit Avino's website to view a level 4 sampling map). Results are as follows:

	Southeast of Crosscut
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
80.74	Vein	1.84	1.530	243	0.61	1.06
	Drift	3.05	1.016	157	0.44	0.78
19.53	Vein	2.21	5.363	290	1.21	1.81
	Drift	3.08	3.934	216	0.90	1.40
8.74	Vein	0.94	1.171	463	0.18	0.36
	Drift	2.13	0.604	226	0.24	0.44

Sampling lengths along the vein are contiguous as shown on the sample plan map available on Avino's website.

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San Gonzalo Level 5 (Back Sampling) Results

Since the November 4, 2013 news release, the fifth level has been extended a further 373 metres to the southeast of the crosscut for a total of 625 metres. For more info please click here or visit Avino's to view a level 5 sampling map).

	Southeast of Crosscut
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
13.06	Vein	1.65	2.276	150	0.17	0.34
	Drift	2.78	1.447	102	0.13	0.27
58.02	Vein	2.78	0.100	585	0.75	1.04
	Drift	2.50	2.425	442	0.58	1.06
11.16	Vein	1.46	1.296	201	0.47	1.85
	Drift	2.97	0.896	105	0.26	1.07
10.22	Vein	2.10	1.856	400	0.42	0.48
	Drift	3.25	1.133	284	0.32	0.44
11.9	Vein	1.83	1.669	340	0.91	0.47
	Drift	2.72	1.204	236	0.77	0.41
17.83	Vein	1.49	1.123	218	1.17	1.55
	Drift	2.89	0.701	123	0.74	0.97
37.03	Vein	1.80	1.863	261	0.89	1.48
	Drift	2.70	1.303	184	0.64	1.08
	Vein Offset
18.07	Vein	1.68	2.838	748	0.17	0.37
	Drift	2.34	2.858	540	0.12	0.27
	Southeast of Crosscut (Side Vein)
11.55	Vein	1.14	1.220	350	2.50	3.77
	Drift	2.29	1.420	194	1.20	1.76
	San Gonzalo Main Vein
17.16	Vein	1.50	1.268	308	2.51	5.91
	Drift	3.00	0.798	167	1.42	3.31
15.18	Vein	2.14	2.258	496	1.83	3.88
	Drift	2.96	1.688	365	1.36	2.86
18.93	Vein	1.92	2.246	1,007	1.02	1.80
	Drift	2.59	1.700	752	0.77	1.36
42.15	Vein	1.72	1.980	366	1.74	3.62
	Drift	2.51	1.449	263	1.28	2.82
27.0	Vein	1.55	3.853	786	1.03	2.12
	Drift	2.79	2.318	453	0.63	1.32
9.92	Vein	1.49	3.143	261	2.82	5.51
	Drift	2.93	1.666	142	1.46	2.86

Sampling lengths along the vein are contiguous as shown on the sample plan map available on Avino's website.

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Avino has also extended the 5 level drift along the San Gonzalo vein further to the northwest beyond the limit of original sampling as follows:

	Northwest of Crosscut (Side Vein)
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
12.95	Vein	1.39	2.262	573	1.23	2.78
	Drift	2.43	1.484	342	0.99	2.11
34.3	Vein	1.25	1.839	518	0.57	0.93
	Drift	2.56	0.984	266	0.35	0.61
41.38	Vein	0.99	2.885	621	0.50	1.06
	Drift	2.17	1.365	289	0.30	0.58
21.37	Vein	1.44	1.262	392	0.10	0.18
	Drift	2.55	0.732	225	0.06	0.11
42.37	Vein	1.38	4.022	1,014	0.18	0.39
	Drift	2.58	2.195	551	0.10	0.22
11.19	Vein	1.31	1.920	542	0.31	0.35
	Drift	2.74	0.933	264	0.16	0.18

Sampling lengths along the vein are contiguous as shown on the sample plan map available on Avino's website.

San Gonzalo Level 6 (Back Sampling) Results

Level 6 has been extended a further 136 metres to the southeast of the crosscut. Please see Avino's news release dated June 5, 2014 for more details.

	Southeast of Crosscut
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
17.74	Vein	1.57	2.802	409	0.47	0.94
	Drift	2.49	1.662	267	0.31	0.67
11.22	Vein	1.37	2.013	342	0.39	0.79
	Drift	2.37	1.240	206	0.24	0.52

Sampling lengths along the vein are contiguous as shown on the sample plan map available on Avino's website.

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San Gonzalo Level 7 (Back Sampling) Results

	Northwest of Crosscut
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
8.39	Vein	1.54	2.975	412	0.35	0.53
	Drift	2.74	1.742	243	0.22	0.37
9.22	Vein	1.97	2.290	421	3.69	0.39
	Drift	2.75	1.716	317	2.77	0.31
4.56	Vein	1.08	3.464	558	0.26	0.32
	Drift	2.47	1.583	253	0.26	0.17
7.54	Vein	1.16	4.021	1,166	0.87	2.24
	Drift	2.50	1.967	553	0.44	1.07

Sampling lengths along the vein are contiguous as shown on the sample plan map available on Avino's website.

	Southeast of Crosscut
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
5.15	Vein	1.73	4.915	656	0.59	0.59
	Drift	2.93	3.391	409	0.41	0.53
21.36	Vein	1.71	3.278	534	0.54	0.66
	Drift	2.98	2.053	329	0.38	0.48

Sampling lengths along the vein are contiguous as shown on the sample plan map available on Avino's website.

The San Gonzalo plan views and longitudinal section shows the blocks planned for mining on levels three through seven and can be viewed on Avino's website or by clicking here. An updated mineral resource estimate is not available at this time.

The highest gold and silver values are concentrated within the San Gonzalo vein; however, we drift wider along the vein and sample the country rock on both sides of the vein as well. The wall rocks usually contain metal values which decrease with distance from the San Gonzalo vein; thus, we can plan mining over wider widths, to provide more tonnage and wider stopes, which permit efficient operation using shrinkage methods whilst providing feed to our mill that is well above the cut-off grade. Avino is fortunate to be able to mine wider than the actual San Gonzalo vein without serious grade dilution.

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Sampling and Assay Methods

On each level, Avino takes samples of each new face as the drifting advances to the northwest and to the southeast along the vein. These samples are assayed in Avino's mine site lab and the results are used to direct development as the drift advances. Before planning stopes between levels, Avino samples the back (roof) of the each drift at close spaced intervals of 1.5m. These roof samples are delivered to Inspectorate Labs in Durango, Mexico for independent assay. Inspectorate Labs are part of the Bureau Veritas Group. Samples are prepped (crushed and ground into pulps) then are freighted to the Bureau Veritas facility in Sparks, Nevada, where they are assayed using the techniques described below. The results presented in the above tables are only from assays performed by Bureau Veritas.

Samples from underground channel sampling of the San Gonzalo deposit are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulp assayed in Reno, Nevada using fire assay and AA finish for gold, four-acid digestion and AA for most silver or fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full-service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays from level sampling at San Gonzalo.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Chris Sampson, P.Eng, Avino consultant and Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

"David Wolfin"

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, exploration results, the potential tonnage, grades and content of deposits, and timing, establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

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Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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